FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2007
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

A.      FreeSeas Inc. (“FreeSeas”) is providing the following additional information regarding its purchase of the M/V Free Goddess:
     In connection with its pending purchase of the M/V Free Goddess, which is currently expected to be completed in late October 2007, FreeSeas currently intends to finance the $22.7 million balance of the purchase price due upon delivery of the vessel with $20.8 million drawn from it existing credit facilities and $1.9 million from its available cash. Following completion of this purchase, FreeSeas will have approximately $13.1 million remaining available under its existing credit facilities.
B.      FreeSeas is providing the following additional information regarding the M/V Free Jupiter:
     On October 15, 2007, FreeSeas issued a press release announcing the successful refloating of the M/V Free Jupiter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
     In the grounding incident, the M/V Free Jupiter sustained damage and will be undergoing repairs until approximately November 30, 2007, although there can be no assurances the repairs may not require longer to complete. FreeSeas believes that its hull and machinery insurance and its P&I insurance should cover the repair of the vessel and liability claims, if any, from the current charterer, subject to applicable deductibles.
     FreeSeas is scheduled to deliver the M/V Free Jupiter to its subsequent charterer by November 30, 2007 for a three-year time charter. If the vessel’s repairs take longer to complete, FreeSeas will request a further extension from the charterer. There can be no assurances a further extension will be granted. If a further extension is not granted, FreeSeas may face claims that its insurance would not cover. FreeSeas does not currently have loss of hire or business interruption insurance and, accordingly, it will suffer a loss of revenues for the period that the vessel is off-hire until repairs are complete. In addition, FreeSeas’ protection and indemnity insurance would not cover claims made by its charterer for damages that it may incur as a result of the delay in delivering the vessel caused by the incident, although FreeSeas’ insurance may cover its fees and expenses incurred in defending claims for damages that may be brought by the charterer. FreeSeas may also face increased insurance premiums as a result of the grounding incident. As a result, this grounding incident and its consequences will negatively impact FreeSeas’ financial condition and results of operations.

     This report on Form 6-K and the exhibit attached hereto are incorporated by reference into FreeSeas’ Registration Statement on Form F-3, File No. 333-145098.
SUBMITTED HEREWITH
Exhibits
99.1	Press Release dated October 15, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: October 22, 2007
	By:	/s/ Dimitris Papadopoulos
		Name:	Dimitris Papadopoulos
		Title:	Chief Financial Officer

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